Exhibit 99.1

LI BANG INTERNATIONAL CORPORATION INC.

(Incorporated in the Cayman Islands with limited liability)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on April 30, 2026 Beijing Time

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of Li Bang International Corporation Inc. (the “Company”) will be held at the offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, on April 30, 2026 at 6:00 p.m., Beijing Time (April 30, 2026 at 6:00 a.m., Eastern Time) for the purpose of considering and voting upon the following proposals:

Proposal No. 1: By an ordinary resolution, to increase the authorized share capital of the Company from: USD31,505,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 500,000 class B ordinary shares of par value of USD0.01 each,

to: USD35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 350,000,000 class B ordinary shares of par value of USD0.01 each,

by increasing the number of authorized class B ordinary shares from 500,000 to 350,000,000 (the “Share Capital Increase”).

Proposal No. 2: By a special resolution, subject to and with effect immediately following the Share Capital Increase being effected, to adopt the amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

Proposal No. 3: By a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each issued and outstanding class A ordinary share of USD0.01 par value each and class B ordinary share of USD0.01 par value each in the share capital of the Company be reduced to USD0.00001 by cancelling USD0.00999 of the paid-up capital on each of the issued and outstanding class A ordinary shares of USD0.01 par value each and class B ordinary shares of USD0.01 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD0.00001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorized but unissued class A ordinary share of USD0.01 par value each be subdivided into 1,000 class A ordinary shares of USD0.00001 par value each; and

ii.	each authorized but unissued class B ordinary share of USD0.01 par value each be subdivided into 1,000 Class B ordinary shares of USD0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of USD0.00001 par value each and unissued class B ordinary shares of USD0.00001 par value each that will result in the Company having authorized share capital of USD35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.00001 each and 350,000,000 class B ordinary shares of par value of USD0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.00001 each and 350,000,000 class B ordinary shares of par value of USD0.00001 each.

Proposal No. 4: By a special resolution, subject to and with effect immediately following the Share Capital Reduction and Reorganization being effected, to adopt the amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

Proposal No. 5: By special resolutions, (a) to authorize the board of directors of the Company (the “Board”) to effect a consolidation of the issued and unissued share capital of the Company at the ratio of one (1)-for-two hundred (200), whereby two hundred (200) ordinary shares of the Company be consolidated into one (1) ordinary share of the Company (the “Share Consolidation”), with the exact effective date of the Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution; (b) to approve the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share; (c) to adopt the amended and restated memorandum of association of the Company, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation; and (d) to authorize any director or officer of the Company to perform all such acts and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact effective date of the Share Consolidation and instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

Proposal No. 6: By an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5 (the “Adjournment”).

The foregoing items of business are described in the proxy statement accompanying this notice. The proxy statement is also available for viewing at https://www.transhare.com/libang.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are required to vote in accordance with the voting instruction (contained in the proxy statement accompanying this notice). The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on April 6, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Holders of record of the Company’s class A ordinary shares and class B ordinary shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

Holders of our shares as of the Record Date are cordially invited to attend the Meeting in person. Your vote is important. If you cannot attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Meeting to ensure your representation at such meeting.

By Order of the Board of Directors,

Feng Huang
Chairman of the Board of Directors
Dated: April 8, 2026